United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 5, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

05 October 2018

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 31 May 2018 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
1 October 2018	1,700	45.63	45.9	45.719412	CBOE BZX Equity Exchange (“BATS”)
1 October 2018	2,230	45.605	45.85	45.688789	Boston Stock Exchange (“BSE”)
1 October 2018	609	45.59	45.84	45.678670	BATS Global Markets Secondary Exchange (“BYX”)
1 October 2018	13,600	45.595	45.75	45.653125	CFX Alternative Trading (“CFX”)
1 October 2018	2,807	45.685	45.85	45.747556	IEX (“IEXG”)
1 October 2018	12,448	45.61	45.9	45.753352	NASDAQ
1 October 2018	147,343	45.58	45.91	45.738581	New York Stock Exchange (“NYSE”)
1 October 2018	31,853	45.59	45.88	45.690297	OTC Markets (“OTC”)
1 October 2018	1,804	45.62	45.88	45.703747	NYSE Arca (“PSE”)
1 October 2018	200	45.71	45.82	45.765000	CBOE EDGA Equity Exchange (“XDEA”)
1 October 2018	406	45.59	45.7	45.685074	CBOE EDGX Equity Exchange (“XDEX”)
2 October 2018	8,881	44.72	45.11	44.843013	BATS
2 October 2018	940	44.72	44.97	44.853766	BSE
2 October 2018	100	44.85	44.85	44.850000	BYX
2 October 2018	1,500	44.79	45.11	44.913000	CFX

2 October 2018	102	44.795	44.85	44.796078	IEXG
2 October 2018	3,100	44.77	44.97	44.850323	NASDAQ
2 October 2018	200	44.85	44.85	44.850000	NYSE - National Exchange (“NSX”)
2 October 2018	61,865	44.69	44.97	44.807343	NYSE
2 October 2018	88,006	44.7	45.22	44.821652	OTC
2 October 2018	17,506	44.72	45.22	44.912050	PSE
2 October 2018	200	44.85	44.85	44.850000	XDEA
2 October 2018	600	44.8	44.96	44.886667	XDEX
3 October 2018	2,601	44.91	45.39	45.116509	BATS
3 October 2018	1,184	44.91	45.31	45.092475	BSE
3 October 2018	100	44.96	44.96	44.960000	BYX
3 October 2018	1,700	44.96	45.34	45.235882	CFX
3 October 2018	400	45.06	45.34	45.145000	IEXG
3 October 2018	160,215	44.91	45.39	45.123747	NASDAQ
3 October 2018	900	45.11	45.12	45.111111	NSX
3 October 2018	14,905	44.91	45.39	45.112141	NYSE
3 October 2018	12,699	44.91	45.34	45.119383	OTC
3 October 2018	3,396	44.91	45.39	45.215824	PSE
3 October 2018	200	44.91	45.11	45.010000	XDEA
3 October 2018	1,700	44.91	45.33	45.069412	XDEX
4 October 2018	4,042	44.56	44.82	44.725418	BATS
4 October 2018	1,202	44.57	44.73	44.684243	BSE
4 October 2018	215	44.69	44.73	44.696884	BYX
4 October 2018	6,563	44.53	44.82	44.662977	CFX
4 October 2018	1,700	44.525	44.695	44.665882	IEXG
4 October 2018	4,376	44.56	44.82	44.723542	NASDAQ
4 October 2018	500	44.69	44.73	44.706000	NSX
4 October 2018	4,514	44.56	44.81	44.702472	NYSE
4 October 2018	25,135	44.525	44.82	44.677786	OTC
4 October 2018	122,153	44.52	44.83	44.717852	PSE
4 October 2018	1,700	44.65	44.82	44.740000	XDEX

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc, (ISIN: GB00BDCPN049)
Dates of purchases:	1, 2, 3 and 4 October 2018
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at: https://www.ccep.com/system/file_resources/4231/181005_Weekly_Buyback_Programme_trade_details_calcs.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: October 5, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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